WORDEN CAPITAL MANAGEMENT LLC

Financial Statement of Condition
December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8 -	868010

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2020   AND ENDING   12/31/2020
                                               MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Worden Capital Management LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Ring Road West Suite 210

Garden City	NY	11530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Bodkin   516-439-4192
                                                                        (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DePietto CPA PC

(Name -- if individual, state last, first, middle name)

1981 Marcus Avenue Suite C100	Lake Success	NY	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
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SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gregory Bodkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o Worden Capital Management LLC, as of 12/31/2020, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO & Interim CEO
Title

Notary Public

JANICE PARISE
Notary Public, State of New York
No. 41-[illegible]
Qualified in Queens County
Commission Expires July 9, 2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORDEN CAPITAL MANAGEMENT LLC
Contents
As of December 31, 2020



DePietto CPA
Accounting • Tax • Advisory

1981 Marcus Ave.Ste C100
Lake Success, NY 11042
T. 516.326.9200 F. 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Worden Capital Management LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Worden Capital Management LLC. as of December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Worden Capital Management LLC. as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Worden Capital Management LLC's management. Our responsibility is to express an opinion on Worden Capital Management LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Worden Capital Management LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DePietto CPA PC

DePietto CPA PC

We have served as Worden Capital Management LLC's auditor since 2009.

Lake Success, New York

March 25, 2021

WORDEN CAPITAL MANAGEMENT LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	1,620,093
Receivable from clearing broker		1,590,927
Operating lease right of use asset		839,673
Prepaid expenses and other assets		136,811
Security deposit		72,261
Total assets	$	4,259,765

Liabilities and Member's Equity

Accrued expenses and other payables	$	2,527,453
Operating lease liability		1,021,410
Total liabilities		3,548,863
Member's equity		710,902
Total Liabilities and Member's Equity	$	4,259,765

The accompanying notes are an integral part of these financial statements.

WORDEN CAPITAL MANAGEMENT LLC
Notes to Financial Statement
December 31, 2020

1. **Organization and Nature of Business**

   Worden Capital Management LLC (The "Company") is a limited liability company registered in the State of New York. The Company is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company operates eight branch offices throughout the New York metropolitan area.

   The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and accordingly, is exempt from the remaining provisions of that rule. The Company clears all U.S. transactions on a fully disclosed basis through Axos Clearing ("Axos"), an independent clearing firm. The Company does not hold customer funds or safe keep customer securities.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

   Cash
   The Company maintains its cash balances with financial institutions which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its accounts. At December 31, 2020, the Company had $1,620,093 in cash which exceeded the federally insured limits.

   Valuation of Investments in Securities at Fair Value - Definition and Hierarchy
   In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

   In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

   Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

   Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

The accompanying notes are an integral part of these financial statements.

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2. Summary of significant accounting policies (continued)

Valuation of Securities Owned at Fair Value - Definition and Hierarchy (cont.)
Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful life for computer and equipment is five years.

Allowance for credit losses
Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2020.

The accompanying notes are an integral part of these financial statements.

WORDEN CAPITAL MANAGEMENT LLC
Notes to Financial Statement
December 31, 2020

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2.   Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in two noncancellable operating leases, for office space. The Company recognized a lease liability and a right of use (ROU) asset as at January 1, 2019, the effective date of ASC 842. The lease liability for each lease is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Significant Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firm, Axos. The Company's clearing and execution agreement provides that Axos's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Axos records customer transactions on a trade date basis. Axos is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Axos may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Axos is charged back to the Company.

The Company, in conjunction with Axos, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Axos establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The preparation of financial statement in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes that the estimates utilized in

The accompanying notes are an integral part of these financial statements.

WORDEN CAPITAL MANAGEMENT LLC
Notes to Financial Statement
December 31, 2020

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2.   **Summary of Significant Accounting Policies (cont.)**

Significant Credit Risk (cont.)
the preparation of financial statement in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however; actual results could differ from those estimates.

Income Taxes
Effective January 1, 2019 the Company was granted S corporation status for federal and New York State income taxes. All federal and New York state income taxes owed by the Company are the responsibility of the sole member. Therefore, all income taxes are reported by the sole member.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2020, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Cares Act
During April 2020, the Company applied for and received a promissory note (the "PPP Loan") evidencing an unsecured loan in the amount of approximately $165,000 made to the Company pursuant to the Paycheck Protection Program (the "PPP") under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), which was enacted March 27, 2020. The PPP Loan may be forgiven, in part or in whole, subject to certain conditions as stipulated under the PPP. The Company has not started the process of applying for loan forgiveness. The PPP Loan is being administered by Chase bank and bears interest at a rate of 1.0% per annum.

In accounting for the terms of the PPP Loan, the Company is guided by ASC 470 Debt, and ASC 450-30 Gain Contingency. Accordingly, the Company recorded the proceeds of the PPP Loan as debt and it will derecognize the liability when the loan is paid off or when forgiveness is reasonably certain. The Company believes that the possibility of loan forgiveness is to be regarded as a contingent gain and therefore will not recognize the gain and derecognize the loan until all conditions for forgiveness are met.

As of December 31, 2020, the PPP Loan amounted to approximately $165,000.

Uncertainties due to Coronavirus
The outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has declared COVID-19 a "Public Health Emergency of International Concern." The global impact of the outbreak continues to evolve, and as cases of the virus have continued to be identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 could have a material impact on the Company's financial statements.

The accompanying notes are an integral part of these financial statements.

WORDEN CAPITAL MANAGEMENT LLC
Notes to Financial Statement
December 31, 2020

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3. **Clearing Agreement**

The Company introduces its customer transactions to a clearing broker with which it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company is required to maintain a collateral account with its clearing broker that serves as collateral for any losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2020, the Company has a receivable of $1,590,927 from Clearing Broker.

4. **Related Parties**

In 2020 the Company acted as a placement agent for its affiliate WCM Ventures Fund, LLC a special purpose investment vehicle created to sell membership interests and use the net proceeds therefrom to attempt to purchase restricted securities of various privately held companies.

5. **Commitments**

The Company has obligations as a lessee for office space, with initial noncancellable terms in excess of one year. The Company classified these leases as an operating lease. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants.

Amounts reported in balance sheet as of December 31, 2020 were as follows:

Operating lease ROU asset $ 839,673
Operating lease liability $ 1,021,410

Maturities of lease liabilities under noncancellable operating leases as of December 31,

2021	339,144
2022	345,936
2023	352,848
2024	89,977
Total	1,127,905

6. **Financial Instruments with Off-Balance-Sheet Risk**

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

7. **Net Capital Requirements**

As a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital was $501,830 which was $321,217 in excess of its minimum requirement of $180,613.

The accompanying notes are an integral part of these financial statements.

8.   **Retirement Plan**

The Company establish a 401(k) plan effectivity January 1, 2016 to which eligible employees may make voluntary contributions. The Company may, in its sole discretion make matching and/or profit sharing contributions. At December 31, 2020 the Company has a liability of $931 in mandatory contributions.

9.   **Litigation**

The Company from time to time is involved in claims and legal actions arising in the ordinary course of business. Management does not expect that the outcome of any such claims or actions will have a material effect on the Company's operations or financial condition.

10.   **Subsequent Events**

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 25, 2021, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

The accompanying notes are an integral part of these financial statements.